
ISE.MEDIA

INVEST IN **ISE.MEDIA**

We are building a free speech network to resist the censorship of tech giants

ise.media Atlanta, GA Technology B2C

Highlights

1. We are building a free speech platform

2. Millions of Americans are searching for content being purged from YouTube and Facebook











3 There is a large community looking for alternatives to tech censorship of news and information

Our Team

Benjamin Swann CEO

2x Emmy Award Winner 3x Edward R. Murrow Award Winner Founder, TruthinMedia Project

> I have spent the last 8 years explaining the need for this platform. As a journalist, I saw 110 million video views in 2016 alone. Since then, I have seen Facebook and Youtube censor and remove journalists and content creators who have an opposing view or facts to the mainstream.

Patrick Devereaux

Samuel Eaton

Patrick Devereaux

Why ISE Media?

Over the past 20 years, I have been so fortunate to report on issues that impact humanity. It has been an honor to shine a light on these issues that are often difficult to discover otherwise in the media industry. With my online content including Reality Check and Truth In Media, I have learned that there is an enormous and diverse audience that values this content and there are many independent creators who put forth incredible work. Journalism is not supposed to be a narrow field operating in an echo chamber, but rather a complex field of critical thinkers, looking, studying, revealing the world around them. But during the last several years I have witnessed powerful entities which have concentrated their efforts to silence voices that threaten their bottom line.

As I have been warning for many years throughout my career, mainstream media is becoming increasingly consolidated and centralized, drowning out independent voices. This problem has been further intensified with mainstream social media platforms selectively restricting the free flow of content, ideas and dialogue. In just the last few years alone, countless journalists and content creators have been censored and outright banned simply for not falling in line with mainstream narratives. Livelihoods have been destroyed for daring to speak up. These platforms have entitled themselves to have the ultimate authority on which content they deem acceptable, while disguising this behavior as a noble cause to protect us from content that may be "harmful."

Content creators and consumers are more than ready to leave these corporations behind. As I've said before, what is happening right now is not a war of ideas- it's a war against ideas. While these platforms may do as they will, people all over the world deserve to choose for themselves the content they wish to see.

This is why ISE Media is so critical to the future of content creation. Our mission is to create a decentralized platform that allows creators to produce content without fear of censorship. We also aim to establish a funding system to further support creators. This is not a platform for hate, it is a platform for hope. Featuring original documentaries, shows, video podcasts, news programming and more, ISE Media is a platform unlike any the world has seen.

Downloads



ise media deck.pdf